UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Brazil	Banco Bradesco S.A.
Full Rating Report

Ratings			Rating Rationale
		Current	•	Banco Bradesco S.A.’s (Bradesco) local currency issuer default ratings (IDRs) and its national ratings reflect its broad national franchise, which is a market leader in most of its business lines. The ratings also consider its strong track record of consistent results through turbulent economic cycles, achieved due to the solid, conservative management and the diversified business and revenue base, as well as its strong capacity of local distribution and solid liquidity. Foreign currency IDRs are constrained by Brazil’s country ceiling.
Ratings
Foreign Currency
Long-Term IDR		BBB
Short-Term IDR		F2

Local Currency
Long-Term IDR		BBB+
Short-Term IDR		F2

Individual		B/C	•	Present in all segments of the financial and insurance markets, Bradesco has well defined goals (e.g. volume expansion, maintaining risks under control, and a solid recurring profitability through increasing cross sales, cost controls, and a highly segmented approach in its operating niches) and has generally been successful in achieving them,.
Support		3
Support Rating Floor		BB
National Rating
Long-Term		AAA(bra)
Short-Term		F1 +(bra)
			•	Loans overdue for over 60 days (5.3% in March 2010) have declined since the 3Q09 peak (5.9%) due to improvements in the Brazilian economy and a return to loan growth. They remain at satisfactory levels and are better than the peer average, with good pricing and reserve coverage of 151%. Bradesco’s strong revenue generation capacity and good level of existing reserves should continue to provide a good capacity to absorb losses in the future.
Sovereign Risk
Foreign Currency Long-Term IDR		BBB–
Local Currency Long-Term IDR		BBB–

Rating Outlook
Long-Term Foreign and Local			•	Profitability — diversified and largely recurring — remains relatively high, in part due to BRL426m extraordinary net earnings in 2009 (BRL44m at 1Q10) after a BRL1.5bn reinforcement of loss provisions, which has added an excess of BRL3bn to local minimum rules since 2Q09. Fitch expects that the bank will continue to benefit from its strong operating scale with returns that should continue to compare well locally and internationally.
Currency IDR		Stable
Long-Term National Rating		Stable
Sovereign Foreign and Local
Currency IDR		Stable

Financial Data
Banco Bradesco S.A.
(Consolidated)
	31 Mar 10	31 Dec 09	•	The significant difference between Bradesco’s regulatory capital ratios and Fitch-calculated eligible capital ratios arises principally from the deduction of the significant capital invested in the bank’s insurance companies. Intangible assets remain high, albeit mostly concentrated in provision-driven tax credits that turn over quickly. Fitch expects that consistent results will maintain adequate capitalization.
Total Assets (USDm)	295,748.9	290,866.0
Total Assets (BRLm)	532,626.1	506,223.1
Equity (BRLm)	43,903.8	42,551.4
Net Income (BRLm)	2,120.4	8,037.0
ROA (%)	1.66	1.67
ROE (%)	19.89	20.84
Capital Adequacy (%)	16.80	17.80
Support
Analysts			•	Given Bradesco’s importance within Brazil’s banking system, support could be provided by official sources wishing to maintain confidence in the system, if needed. However, the probability of support is moderate, given potential restrictions on the sovereign’s ability to provide it.
Pedro Gomes
+ 55 11 4504-2600
pedro.gomes@fitchratings.com
Peter Shaw
+ 1 212 908-0553			Key Rating Drivers
peter.shaw@fitchratings.com			•	Although Bradesco’s IDRs are driven by its individual rating, they are constrained by the country ceiling. The individual rating could be influenced by a combination of sustained improvement in credit metrics and in its operating environment, while an eventual deterioration in Brazil’s operating environment, as well as a strong increase in delinquencies, could put pressure on its ratings.
Related Research
Aplicable Criteria
• Global Financial Institutions Rating
Criteria, 29 Dec 2009
Profile
Bradesco is one of the largest financial conglomerates in Latin America, controlled by an entity managed by the bank’s senior executives.

www.fitchratings.com	7 June 2010

Profile
• Conservative corporate culture.	Bradesco was founded in 1943 as a retail bank for low-income customers. Its several acquisitions ensured national coverage and consolidated its presence among Brazil’s largest banks. Its widespread branch network (more than 71,000 points of sale, including 11,198 proprietary ones) plays an important role in attracting a broad range of customers and depositors and in providing the distribution of a diversified range of products. In December 2009, Bradesco held 20.9 million current accounts (20.1 million in 2008) and 37.7 million savings accounts (35.8 million in 2008). About 20% of the country’s pensioners receive their social security payments at Bradesco, which provides a large client base for products to be exploited, such as payroll deductible loans.

• Large branch network, ensuring low-cost funding and strong diversification of clients.

Bradesco is among the leaders in various financial segments. The group’s insurance and private pension activities (through Bradesco Seguros) are an important part of the business and consistently contribute more than 30% of earnings (34% of the income in 2009). In November 2009, Bradesco had a market share of 23.7% of insurance premiums, private pension funds, and capitalization, as well as 36.2% of private pension investment portfolios. For additional information on Bradesco Seguros (international insurer financial strength rating ‘BBB+’/Outlook Stable) please refer to the company’s report, at www.fitchratings.com.br.

The bank is the third largest investment fund manager in Brazil, with a market share of 16.6% and assets under management of BRL248bn in December 2009 (BRL187bn in 2008). It also has 12.6% of the total credit in Brazil and 19.7% of the credit card market in terms of invoiced revenue, with 79.6 million cards issued (35.2 million in 2008). About 25% of the country’s foreign exchange (FX) contracts for exports and 18% of FX contracts for imports were closed at Bradesco. The group has been a leader in the development and implementation of data processing and electronic and Internet banking services in Brazil. However, its overseas activities are not relevant, as it has international business facilities in eight countries.

Corporate Governance
Bradesco’s corporate governance practices are aligned with international standards, though it has only one independent member on its board of directors. Given its listing on the NYSE (where it began trading Level I ADRs in 1997 and has traded Level II ADRs since 2001), it must follow SEC guidelines. Bradesco is also recognized as a bank holding company by the Federal Reserve Bank in the U.S. and has been listed on Madrid’s Latibex since 2001. The board of directors comprises nine members, one of which is the current CEO; five others are former bank executives, including the chairman of the board, who was Bradesco’s CEO from 1981 to 1999. There is also a minority shareholders representative and two members of the founding family. The current CEO was appointed in March 2009 and came from inside the group. No relevant changes to bank policies and operations were made at that time.

The group is controlled by Fundação Bradesco (FB) through the Holding Cidade de Deus (HCD), which holds 48.38% of the bank’s voting capital. FB holds 17.04% of direct participation in Bradesco, and the holding NCF, which is also controlled by the FB, holds 2.40%. The founding family owns 21.89% of HCD. Around 10% of Bradesco’s voting capital is held by foreign banks. Banco Espírito Santo of Portugal holds 7.96%, and UFJ Bank of Japan holds 2.49%. The balance (21.73% of voting shares and 59.62% of total shares) is traded on various stock exchanges.

Strategy
Bradesco’s strategy is to maintain its strong position in the Brazilian financial system, working with a diversified franchise based on financial and insurance services. Despite the focus on organic growth and on the Brazilian domestic market,

Banco Bradesco S.A.	2
June 2010

Bradesco has acquired some small-cap niche financial institutions both locally and abroad. In October 2009, Bradesco acquired Banco IBI S.A. (IBI), the fifth largest Brazilian issuer of credit cards, and the group’s financial companies, substantially increasing the number of Bradesco cards in 2009. It has also entered into a partnership with C&A Modas Ltda. (C&A), an important clothing and accessories retail network, which IBI was a part of. Also, in January 2010, the bank signed a memorandum of understanding to acquire IBI’s financial unit in Mexico. However, even considering this potential acquisition, the international activities will not be representative.

Like its peers, Bradesco seeks to increase its business by emphasizing expansion in the retail segment and in small- and medium-sized companies (SMEs) that offer higher margins. The acquisitions of IBI in 2009 and Banco BMC S.A. (one of the largest lenders of payroll deductible loans in Brazil) in 2007 are in line with this strategy. Despite these segments presenting higher risk, in general, the mix of these credits has migrated to safer products (payroll deductible loans, vehicle financing, and guarantee of receivables/contracts in companies).

In the credit card segment, despite being a product without guarantees, the bank has a long customer history, which enables it to adjust limits/margins in accordance with behavior/credit risk. In an attempt to continue to build these operations, Bradesco signed a memorandum of understanding with Banco do Brasil S.A. (BB) in April 2010, which contemplates the integration of part of its credit card operations and the launching of a new credit card label. If the transaction is concluded, these businesses shall be centralized in a new holding in which management and control will be shared between Bradesco (50.01%) and BB (49.99%).

The group has also increased its number of banking correspondents (20,200 in December 2009 and 16,061 in 2008) in order to get prepared for Banco Postal renegotiations in 2011, its partnership with the Post Office system. With the expansion of its network of branches and banking correspondents, the bank is present in all cities within the national territory. In addition, it has been signing different operating agreements with medium- and large-sized retailers since 2004, which ensure exclusivity in financings to their clients, and is aimed at expanding the activities of the group in consumer credit. Also, in 2007, the bank further segmented its middle market efforts, creating separate units (or departments) to manage business with small- and medium-sized companies (SMEs). More recently, the bank also turned its focus to the real estate credit, a business where it has operated for years, albeit on a small scale. In 2006, Banco Bradesco BBI-Banco de Investimentos was created to increase the development of activities in the local capital market, aiming at exploiting its already strong (although lower than its main peers) presence in this segment.

Outlook
After reaching ambitious goals in recent years, Bradesco, like its private sector competitors, projected more conservative goals for 2009 as a result of the stagnant economic environment. Total credit growth in 2009 (6.1%; 32.1% in 2008) ended up below its reviewed goal of 8%–12% due to a decline in large companies (–6.2%), where the strength of the BRL relative to the USD understated growth in this portfolio. Also affecting growth was modest shrinkage in its auto portfolio due to higher past dues and restructuring, which led the bank to slow origination and reduce the number of dealers generating new volume. However, the bank showed higher growth in other target segments, such as payroll deductible loans (38.2%), cards (37.2%), and real estate financing (35.4%).

Banco Bradesco S.A.	3
June 2010

2010 goals are significantly higher (credit operations increase between 21% and 25%), which is feasible given the local projected economic growth (GDP above 5%, against – 0.2% in 2009); loan growth in 1Q10 was 4% higher than the previous quarter. The bank projects higher growth in companies, mainly SMEs, and for individuals in some segments, such as payroll deductible loans and real estate credit where the demand has been strong. This increase, together with reduced delinquency, should maintain profitability around 20% in 2010, as shown at 1Q10 results, despite higher funding costs resulting from increased competition and, consequently, pressure on spreads.

Competition has been particularly strong and aggressive from public sector banks after the global financial crisis, although competition from local and international private banks should also become stronger in 2010.

The current single-digit interest rates prevailing in the country, combined with resurgent credit demand as the economy recovers strongly, should translate into pressure on margins over the medium and long terms, to be offset by economies of scale and credit and administrative cost contention. Bradesco’s strong and diversified franchise, together with its large scale and high, constant investments to improve its technological platform should leave the bank well positioned to ensure adequate returns. Fitch expects that the bank will continue to present sustainable returns, which, although stabilized below the high levels seen before the global crisis (from 2005 to 2007), can favorably compare with those of regional and global financial industries.

Performance
• Robust historical performance stimulated by strong credit expansion since 2004 and improved efficiency.	The banking industry faced many challenges during 4Q08 and 2009 given the global financial crisis. Brazil’s GDP declined 1.5% during 1H09 and 0.2% in 2009. Nevertheless, the Brazilian government acted proactively in stimulating the availability of credit and consumption. By adopting an expansionist economic policy, the Central Bank (Bacen) has gradually reduced the basic interest rate (Selic) from 13.75% in December 2008 to 8.75% in July 2009, raising it to 9.5% in April 2010 to restrain inflationary pressures.

• Despite the decline foreseen in 2010, loan loss provision volumes should still be relevant, although offset by high financial margins.	Although 2H09 has been less troublesome, with positive trends in the local and international economic scenario, the Brazilian financial system showed a decline in its profitability during the year. Lower credit growth has affected revenue generation, and loan loss provisions have strongly increased, consuming reasonable revenue participation. Nevertheless, financial system profitability remains good with high financial margins and ratios, which compare well with the regional and global banking industry.

In 2010, the system should go back to showing strong credit expansion (above 20%) as a result of the expectations of GDP growth above 5% and, therefore, a more robust economic activity scenario. Thus, with credit recovery and signs of reduced delinquency (pursuant to data published by the Central Bank in December 2009), the financial system should present increased results.

Despite the decrease as compared to previous years, which was mainly due to high loan loss provisions, Bradesco’s profitability remains good and is better than its peer average as shown in Table 1. In addition, Bradesco’s profitability levels compare well with the global industry, especially among banks of similar scale. The recurring result remained virtually stable as compared to 2008, even taking into consideration the adverse scenario due to global crises, with loan loss provisions offset by higher financial margins, as well as of increased volume of operations, showing its strong and diversified franchise. At 1Q10, its recurring profit was BRL2.147 million (a 9.8% increase from the same period last year) due to increasing volumes of operations with higher spreads and despite still high loan loss provisions and lower treasury gains.

Banco Bradesco S.A.	4
June 2010

Table 1: Comparative Performance Ratios
(%)

	Bradesco			Peer Average[a]
	2009	2008	2007	2009	2008	2007
ROE (Average)	20.8	23.5	29.1	18.6	19.6	24.7
ROA (Average)	1.7	1.9	2.6	1.3	1.5	2.2
Loans and securities impairment charges/ Pre-impairment Op.
Profit	52.7	45.9	31	67.6	75.2	41.5
Net Interest Revenue/Operating Assets (Average)	7.5	6.5	8.4	8.2	6.0	6.0
Operating Profit/Assets (Average)	2.1	2.0	3.4	1.8	0.9	2.5
Service Fees/Administrative Expenses	58.2	61.7	67.6	48.2	52.9	63.2
Costs/Revenue	48.6	55.1	51.8	56.8	61.5	59.5
Costs/Assets (Average)	4.2	4.4	5.3	4.8	4.4	5.7

[a]Banco do Brasil S.A., Itaú Unibanco Holding S.A. (Banco Itaú Holding Financeira S.A. em 2007), Banco Santander (Brasil) S.A.
Source: Fitch.

Operating Revenue
Bradesco’s profitability has been based on its strong revenue generation capacity (evident in the line of operating result before credit provisions of the spreadsheet), which increased 47.4% in 2009. The margins also showed a strong increase, reflecting tighter credit conditions, offsetting modest growth and the stable contribution of the rpresentative non-interest revenues. This enabled the bank to absorb the high provision increase and still record good results. Margins should see some pressure s resurgent loan demands and rising interest rates could pressure funding costs. These will also be pressured by the reversal of the by higher deposit reserve requirements as authorities reversed to easing of these during 1H09. Renewed loan growth with ample, although decreasing margins, combined with more modest credit costs, should point to improved results in 2010 and 2011.

Fee revenues, on the other hand, have recorded modest increases since 2008 (6.9% in 2009 and 3.8% in 2008) after an increase of 21% in 2007 and in 2006. This was basically due to changes in local rules to inhibit the collection of banking charges from individuals. In light of this, fee revenue has reduced its relation with administrative and personnel expenses (as shown in Table 1), which may result in increased reliance upon credit margins. However, this revenue continues to be relevant and diversified, accounting for 27% of the profit in 2009 and comprising: credit card revenues (29%), current accounts (19%), credit operations (14%), fund administration (14%), collection (9%), administration of consortiums (3%), and others (12%).

Loan Loss Provisions
Given the lower pace of loan expansion and the strong delinquency resulting from the global financial crisis, provisions have consumed a significant part of the operating result before loan loss provisions (see Table 1) and should continue to be an important variable in the bank’s results. However, the creation of provisions has decreased in relation to the 2Q09 peak and should be relatively lower in 2010, as observed in 1Q10. Existing reserves, as well as the strong revenue generation, leave the bank well positioned to face new pressures.

Non-Interest Expenses
The bank’s efforts to control costs and the continued revenue increase havetranslated into better efficiency ratios as compared with its peers over the past few years. After an increase in 2008, primarily due to higher funding costs, the cost/revenue ratio improved to 48.6% in 2009 and remains better than its peer average, as shown in Table 1. Management believes there is still room for improvement over the long term, despite the slight increase over the short term, due to investments in new branches and in IT. Driven mainly by higher Cofins, tax expenses strongly increased in 2009 (38%). Administrative (excluding taxes) and

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June 2010

personnel (which include profit sharing distributions) expenses, mainly generated by business growth, and investments in infrastructure and collective bargaining agreements recorded increases of 12.4% and 7.8%, respectively.

Risk Management
• Diversified credit portfolio with better quality than peer average.	Bradesco’s risk management is centralized and overseen by a managing director who reports directly to the board of directors. The unit is subdivided into five areas: market and liquidity risk, operational risk, integrated and capital allocation risk, credit risk, and risk modeling. The bank’s major risk is credit risk, including its exposure to public and private sector securities. Market risk inherent in its FX and interest rate positions can be volatile, but the limits are very conservative.
• Increase in portfolio risk profile offset by agility in management and strong loan coverage by provisions well above local regulatory requirements.
Credit Risk
Bradesco’s historical focus on retail banking has helped it develop considerable expertise in this area. Credit approval is centralized at the head office through an electronic process that uses Bradesco’s own databases and tools, as well as others available in the market. A centralized group-wide credit department evaluates exposures that exceed branch limits, and exposures above BRL10m are submitted to the senior credit committee for approval. Nominal approval limits, stable in recent years despite capital growth, may be raised to facilitate portfolio expansion. Fitch considers the group’s culture conservative and understands that its controls are adequate for the planned expansion.

Bradesco’s loan portfolio is well diversified, with no single economic sector accounting for more than 7% of total exposures in December 2009. Risk concentration is relatively low, and the largest loan exposure was equivalent to only 3.3% of regulatory capital, which was well below the regulatory ceiling of 25%. The 20 largest exposures were equivalent to only 9.3% of total loans. The loan book maturity profile remains short term, as is typical in Brazil, but is gradually lengthening with the greater participation of loans to individuals, specifically payroll deductible loans, auto loans, and, to a lesser but growing extent, real estate credit. According to the bank, the loan book average term is 16 months. In December 2009, around 39% of loans had maturities within six months (40% in 2008) and 45% within more than one year (44% in 2008).

Bradesco’s loan portfolio, like that of its peers, has undergone a pronounced shift in mix since 2004 as a result of the rapid growth in consumer lending and SME loans. The growth in lending to individuals has been led by two well secured products, auto lending and lending against payroll deductions, which together accounted for 49% of the exposure to individuals in December 2009 (53% in 2008). Similar to its peers, the bank has more recently started to focus on credit cards, which now represent 18% of its exposure to individuals (13% in 2008); and, although unsecured, it provides a wealth of information on client behavior, and the high margin offsets the high delinquency. The balance of the exposure to individuals contains a mix of secured and unsecured loans.

Although Bradesco has relied on operational accords to generate an important part of its pension and payroll lending in recent years, more recently it has originated a higher volume of these organically, improving control over the credit and operational aspects. Delinquencies in payroll discounted loans and vehicle financings are relatively low, and the process for recovering repossessed automobiles is, in general, efficient in Brazil.

In wholesale, Bradesco tends to negotiate with the largest companies in Brazil and actively participates in fixed income operations in the local capital market. In this segment, its strong distribution capacity is a clear advantage. After an increase during the strongest period of the crisis (between September 2008 and mid-2009), the exposure to large corporations went back to a level close to its historical participation at year-end 2009 when these corporations returned to access the

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June 2010

capital market in search of lower cost funding and due to the effect of BRL revaluation against the USD in foreign currency loans (BRL14.4bn or 18% of large corporation loan book).

Experience with Loan Losses and Reserves
Bradesco’s LLRs remain strong and well above local regulatory requirements, fully covering loans overdue for more than 60 days (non-accrual under local standards). The bank monitors its provisions and the expectations of loss per segment and attempts to maintain provisions at around 2.0x the percentage of historical realized losses. In 2008 and 2009, Bradesco strengthened these reserves above the regulatory minimum, adding BRL597m and BRL1.477m, respectively, to the excess amount to protect itself against greater market delinquency, thus bringing total excess provisions since 2Q09 to BRL3.0bn (1.6% of the portfolio) and demonstrating its conservative stance.

Despite the strong increase in Bradesco’s LLPs (69.3% in 2009, 43.9% in 2008 and 22.3% in 2007) — having reached a high percentage as compared to the operating result — these ratios were better than its local peer average, and loss coverage remains ample (see Table 3 on the next page).

Table 2: Composition of the Loan Portfolio
(%)

	2009	2008	2007	2006
Companies	64	66	63	62
Large Companies	35	39	36	36
SMEs	29	27	27	26
Individuals	36	34	37	38
Secured	20	21	22	22
Unsecured	16	13	15	16

Source: Banco Bradesco S.A.

After a peak of 5.9% of the loan portfolio in September 2009, loans overdue for more than 60 days (non-accrual) declined to 5.7% in December 2009 and 5.3% in March 2010. Fitch expects this trend to continue in 2010 as the local economy continues to show strong growth. Asset quality indicators should return to historical levels close to 4.0%, benefiting further from the portfolio increase projected for 2010.

Market Risk and Asset and Liability Management
Fitch considers Bradesco’s treasury to be conservative, with adequate systems and controls. Bradesco operates primarily with interest rate instruments, and, to a lesser extent, foreign currency swaps, limiting open positions with derivatives, most of which traded on the Stock, Mercantile, and Futures Exchange (BM&F Bovespa). The value- at-risk (VaR) limit for trading, with a 99% confidence level, is conservative, historically representing a maximum of 2.0% of its equity, a level which was only exceeded during the period of maximum turbulence, 4Q08, when it peaked at 2.2% of the equity (BRL751m). The maximum VaR in 2009 was BRL417m, with an average of BRL92m during the year due to reduced volatility and positioning.

In 2009, Bradesco broadened the set of limits aimed at limiting market risk, introducing stress limits for proprietary trading and the Capital Economic Value (EVE) for banking, including VaR and EVE for the insurance group. The banking portfolio, which carries structural gaps between assets and liabilities in the balance sheet, has been informally controlled by the EVE system since September 2008 and carries treasury’s largest exposures, which is normal in a commercial bank. This portfolio did not exceed the limits, but its utilization has varied above 60% of the limit since November 2008. Term mismatches are not representative, with longer terms virtually covered by its capital, subordinated debt, and long-term funding.

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Table 3: Asset Quality Ratios
(%)
	Bradesco			Peer Average[b]
	2009	2008	2007	2009	2008	2007
Loans in Non-Accrual/Total Loans[a]	5.7	4.4	4.2	5.7	4.9	4.3
Loan Loss Reserves/Total Loans	8.5	5.9	6.0	7.5	6.5	5.8
Reserves/Loans in Non-Accrual	148.6	130.7	140.7	134.2	143.1	120.1
Writeoffs/Total Loans (Average)	3.4	2.8	3.1	3.9	2.5	3.4
Loans and securities impairment charges/ Pre-
impairment Op. Profit	52.7	45.9	31.0	67.6	75.2	41.5

[a]Loans in non-accrual are loans overdue for more than 60 days. [b]Banco do Brasil S.A., Itaú Unibanco Holding S.A. (Banco Itaú Holding Financeira S.A. in 2007), Banco Santander (Brasil) S.A.
Source: Fitch.

Like its local peers, Bradesco does not disclose its structural position sensitivity ratios to uniform interest rate movements, which are common in the global industry. The application of stress scenarios defined by the regulator as strongly aggressive and notwithstanding the capacity of the institution to manage its positions would point out an effect, which, on Dec. 31, 2009, would have consumed 42% and 7.9% of the net result and of the equity, respectively.

Operating Risk and Basel II
Bradesco is implementing the necessary framework for credit and operational risk as proposed under Basel II and is committed to moving towards more sophisticated approaches: the advanced measurement approach for operational risk and the internal ratings based approach for credit risk. Nevertheless, no bank will be allowed to directly implement the more advanced approaches. Implementation of the alternative standardized approach for operational risk consumed only BRL1.678m of the bank’s regulatory capital, which was BRL56.063m in March 2010.

Other Assets
Bradesco’s total exposure to the federal government was 4.5x its equity, in December 2009, which is normal for a bank in Brazil since these papers are the instrument most used for liquidity in the country and the priority given by Bradesco to liquidity has helped to increase investments in these securities. The relevant participation of insurance activities also explains an important part of the need to carry a more extensive government securities portfolio than those of local peers. The technical reserves for its insurance, pension fund, and capitalization activities totaled BRL75.6bn in December 2009, and a significant part of them is guaranteed by government securities, the principal alternative available for long-term local currency investments required for these reserves. Furthermore, government securities are also used to fulfill significant reserve requirements with the Central Bank and domestic clearing house margins.

• Significant base of retail deposit. • Very high volume of tax credits, but better than its peer average.	Funding and Capital
Funding and Liquidity
Bradesco’s liquidity ratios remained solid, even at the peak of the global financial crisis. Domestic liquidity is ensured by maintaining a minimum balance of liquid assets, comprising primarily federal securities, which Fitch deems adequate, given the bank’s historical deposit stability and the group’s total liabilities. In response to the crisis, the bank doubled its cash, and, in March 2009 it was more than 3.0x the amount normally used.

A well diversified client base of savings and sight deposits is the backbone of the bank’s funding structure and one of its major strengths. These deposits grew 20.3% in 2009 (6.7% in 2008), with savings accounts proving more attractive in an environment of relatively low nominal interest rates. With the decline of term deposits as a result of modest credit expansion, total deposits increased only 4%

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June 2010

in 2009 compared to 67.3% in 2008. In total, deposits corresponded to 37% of non- equity funding in December 2009 (39% in 2008). Around 60% of the deposits are placed by retail customers, translating into low concentrations and a lower funding cost.

Open market funding, which accounted for 24% of non-equity funding in 2009 and 19% in 2008, has been another important and growing funding source. A good portion of it has been backed by debentures of the subsidiary Bradesco Leasing, which represented a lower funding cost until May 2008. Brazilian authorities gradually imposed reserve requirements on the transfer of debentures to other institutions, virtually putting their costs on par with deposits.

Bradesco has also positioned itself among the largest private international issuers in Latin America. In December 2009, it had a balance of BRL12.3bn in issues of various programs and foreign lines from correspondent banks (excluding external subordinated debts), benefiting from the strength of its franchise among Brazilian banks.

With higher credit growth scheduled for 2010, the pressure on funding costs has increased, and strong loan demand should lead to growth of deposits and local and foreign issuances. Longer term funding is normally obtained from governmental institutions for transfer to priority sectors and from foreign issuances.

Capital
Bradesco has made active use of national and international markets that have generally been very receptive to subordinated debt and hybrid capital instruments, excluding the global financial crisis period. However, the bank remains committed to its policy of meeting regulatory capital requirements (11%), with Tier I capital recording a 14.3% ratio in March 2010 as a result of high recurring profits. Total regulatory capital has been relatively high (16.8% in March 2010) and should continue to compare well locally and internationally, even with the changes in local rules in 2010. The changes include additional provision for credit no longer to be considered as regulatory capital as of April and the allocation of capital for the operational risk of non financial companies, starting in July 2010. Considering these rules, the ratio would have been 15.6% in March 2010.

Per Fitch’s methodology, capital is defined as “core capital” added to a recognized volume of hybrid capital, which jointly form “Fitch Eligible Capital”. Under these definitions, the eligible capital/risk-weighted assets still reached 11.4% in December 2009. The significant difference between Bradesco’s regulatory capital ratio and Fitch’s eligible capital ratio results from the deduction from the “core capital” of BRL10.7bn relative to the group’s insurance subsidiaries (basically Bradesco Seguros), although these companies are well-capitalized and consistently profitable.

Aligned to its main competitors, Bradesco also carries a significant volume of tax credits on its balance sheet. A small part results from tax losses carried forward, which means a longer realization (7.1% of the total or BRL1.1bn, also deducted from “core capital” under Fitch’s methodology), with the balance primarily generated from temporary differences between provisions and their eventual realization/reversal. Other intangible assets, which explain the difference between tax credits and the total intangibles used for calculation of the eligible capital, are mainly relative to the goodwill of previous acquisitions and also deducted from “core capital”.

Bradesco’s bylaws provide for a minimum distribution of 30% of the net income after legal reserves. In 2009, the bank distributed 33.9% of its profit (35.3% in 2008). Bradesco’s consistent profitability has enabled a good capacity of internal generation of capital, and its willingness to ensure Tier 1 capital above 11% has assured solid capitalization. Despite the relevant participation of the capital

Banco Bradesco S.A.	9
June 2010

allocated, its insurance business is an important part of the bank’s diversified franchise and has presented consistent profitability. With good market positioning, the segment is well positioned for growth as Brazil’s insurance market continues to expand.

Banco Bradesco S.A.	10
June 2010

Banco Bradesco S.A.
Income Statement
	31 Mar 2010			31 Dec 2009		31 Dec 2008		31 Dec 2007
	3 Months - 1st Quarter	3 Months - 1st Quarter	As % of	Year End	As % of	Year End	As % of	Year End	As % of
	USDm	BRLm	Earning	BRLm	Earning	BRLm	Earning	BRLm	Earning
	Unqualified	Unqualified	Assets	Unqualified	Assets	Unqualified	Assets	Unqualified	Assets

1. Interest Income on Loans	4,779.7	8,608.0	7.31	33,120.3	7.28	31,013.5	7.99	22,399.0	7.40
2. Other Interest Income	2,709.1	4,879.0	4.14	22,947.1	5.04	21,342.7	5.50	14,918.1	4.93
3. Dividend Income	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Gross Interest and Dividend Income	7,488.9	13,487.0	11.45	56,067.4	12.32	52,356.2	13.49	37,317.1	12.32
5. Interest Expense on Customer Deposits	3,060.3	5,511.5	4.68	23,451.8	5.15	22,762.0	5.87	13,726.1	4.53
6. Other Interest Expense	267.4	481.5	0.41	999.3	0.22	7,179.5	1.85	942.8	0.31
7. Total Interest Expense	3,327.7	5,993.0	5.09	24,451.1	5.37	29,941.5	7.72	14,668.9	4.84
8. Net Interest Income	4,161.2	7,494.0	6.36	31,616.3	6.95	22,414.7	5.78	22,648.2	7.48
9. Net Gains (Losses) on Trading and Derivatives	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Net Gains (Losses) on Other Securities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
11. Net Gains (Losses) on Assets at FV through Income Statement	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
12. Net Insurance Income	573.5	1,032.9	0.88	3,730.0	0.82	2,255.6	0.58	711.5	0.23
13. Net Fees and Commissions	1,710.4	3,080.4	2.62	11,611.5	2.55	10,861.6	2.80	10,805.5	3.57
14. Other Operating Income	-955.3	-1,720.5	-1.46	-5,847.9	-1.28	-3,567.6	-0.92	-3,317.7	-1.10
15. Total Non-Interest Operating Income	1,328.6	2,392.8	2.03	9,493.6	2.09	9,549.6	2.46	8,199.3	2.71
16. Personnel Expenses	1,177.5	2,120.6	1.80	7,966.3	1.75	7,389.0	1.90	6,569.5	2.17
17. Other Operating Expenses	1,832.4	3,300.0	2.80	11,996.2	2.64	10,226.4	2.64	9,410.2	3.11
18. Total Non-Interest Expenses	3,009.9	5,420.6	4.60	19,962.5	4.39	17,615.4	4.54	15,979.7	5.28
19. Equity-accounted Profit/ Loss - Operating	16.0	28.8	0.02	200.1	0.04	135.4	0.03	42.3	0.01
20. Pre-Impairment Operating Profit	2,495.9	4,495.0	3.82	21,347.5	4.69	14,484.3	3.73	14,910.1	4.92
21. Loan Impairment Charge	916.9	1,651.2	1.40	11,242.5	2.47	6,642.4	1.71	4,616.1	1.52
22. Securities and Other Credit Impairment Charges	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
23. Operating Profit	1,579.1	2,843.8	2.41	10,105.0	2.22	7,841.9	2.02	10,294.0	3.40
24. Equity-accounted Profit/ Loss - Non-operating	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
25. Non-recurring Income	4.8	8.6	0.01	2,121.6	0.47	384.0	0.10	1,202.9	0.40
26. Non-recurring Expense	90.4	162.8	0.14	107.3	0.02	53.0	0.01	952.5	0.31
27. Change in Fair Value of Own Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
28. Other Non-operating Income and Expenses	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
29. Pre-tax Profit	1,493.4	2,689.6	2.28	12,119.3	2.66	8,172.9	2.11	10,544.4	3.48
30. Tax expense	316.1	569.2	0.48	4,082.3	0.90	518.9	0.13	2,523.2	0.83
31. Profit/Loss from Discontinued Operations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
32. Net Income	1,177.4	2,120.4	1.80	8,037.0	1.77	7,654.0	1.97	8,021.2	2.65
33. Change in Value of AFS Investments	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
34. Revaluation of Fixed Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
35. Currency Translation Differences	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
36. Remaining OCI Gains/(losses)	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
37. Fitch Comprehensive Income	1,177.4	2,120.4	1.80	8,037.0	1.77	7,654.0	1.97	8,021.2	2.65
38. Memo: Profit Allocation to Non-controlling Interests	9.8	17.7	0.02	24.7	0.01	33.8	0.01	11.2	0.00
39. Memo: Net Income after Allocation to Non-controlling Interests	1,167.6	2,102.7	1.79	8,012.3	1.76	7,620.2	1.96	8,010.0	2.65
40. Memo: Common Dividends Relating to the Period	414.3	746.1	0.63	2,718.1	0.60	2,692.5	0.69	2,822.8	0.93
41. Memo: Preferred Dividends Related to the Period	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00

Exchange rate	USD1 = BRL1.80094		USD1 = BRL1.74040			USD1 = BRL2.33620		USD1 = BRL1.77100

Banco Bradesco S.A.	11
June 2010

Banco Bradesco S.A.
Balance Sheet
		31 Mar 2010		31 Dec 2009		31 Dec 2008		31 Dec 2007
	3 Months - 1st Quarter	3 Months - 1st Quarter	As % of	Year End	As % of	Year End	As % of	Year End	As % of
	USDm	BRLm	Assets	BRLm	Assets	BRLm	Assets	BRLm	Assets
Assets
A. Loans
1. Residential Mortgage Loans	9,316.5	16,778.5	3.15	15,111.8	2.99	12,789.0	2.81	7,646.1	2.24
2. Other Mortgage Loans	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Other Consumer/ Retail Loans	47,047.2	84,729.2	15.91	80,921.8	15.99	66,701.4	14.68	53,473.8	15.67
4. Corporate & Commercial Loans	53,638.2	96,599.1	18.14	94,955.5	18.76	93,932.8	20.67	70,187.2	20.57
5. Other Loans	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
6. Less: Reserves for Impaired Loans/ NPLs	8,793.1	15,835.8	2.97	16,313.2	3.22	10,262.6	2.26	7,825.9	2.29
7. Net Loans	101,208.8	182,271.0	34.22	174,675.9	34.51	163,160.6	35.91	123,481.2	36.20
8. Gross Loans	110,001.9	198,106.8	37.19	190,989.1	37.73	173,423.2	38.16	131,307.1	38.49
9. Memo: Impaired Loans included above	9,507.5	17,122.5	3.21	17,622.4	3.48	11,460.9	2.52	8,752.8	2.57
10. Memo: Loans at Fair Value included above	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
B. Other Earning Assets
1. Loans and Advances to Banks	23,992.4	43,208.9	8.11	27,392.3	5.41	26,433.6	5.82	29,607.4	8.68
2. Trading Securities and at FV through Income	55,740.1	100,384.6	18.85	97,237.7	19.21	94,416.4	20.78	77,117.1	22.61
3. Derivatives	1,694.4	3,051.5	0.57	1,358.6	0.27	2,364.2	0.52	1,207.0	0.35
4. Available for Sale Securities	14,544.5	26,193.8	4.92	22,083.9	4.36	10,796.3	2.38	22,987.3	6.74
5. Held to Maturity Securities	15,369.0	27,678.6	5.20	25,938.6	5.12	24,020.9	5.29	13,140.3	3.85
6. At-equity Investments in Associates	853.3	1,536.7	0.29	1,260.8	0.25	1,048.5	0.23	604.1	0.18
7. Other Securities	50,702.1	91,311.5	17.14	103,010.7	20.35	64,431.7	14.18	33,393.1	9.79
8. Total Securities	138,903.4	250,156.7	46.97	250,890.3	49.56	197,078.0	43.37	148,448.9	43.52
9. Memo: Government Securities included Above	107,053.3	192,796.5	36.20	181,180.7	35.79	149,733.3	32.95	122,855.3	36.01
10. Investments in Property	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
11. Insurance Assets	1,095.2	1,972.4	0.37	2,267.6	0.45	1,362.8	0.30	1,276.6	0.37
12. Other Earning Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
13. Total Earning Assets	265,199.8	477,609.0	89.67	455,226.1	89.93	388,035.0	85.39	302,814.1	88.76
C. Non-Earning Assets
1. Cash and Due From Banks	4,833.4	8,704.7	1.63	6,946.6	1.37	9,295.5	2.05	5,486.6	1.61
2. Memo: Mandatory Reserves included above	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Foreclosed Real Estate	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Fixed Assets	1,801.4	3,244.3	0.61	3,418.0	0.68	3,249.4	0.72	2,103.1	0.62
5. Goodwill	1,073.6	1,933.5	0.36	2,198.2	0.43	458.8	0.10	0.0	0.00
6. Other Intangibles	1,778.0	3,202.0	0.60	3,317.9	0.66	2,854.0	0.63	2,215.5	0.65
7. Current Tax Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
8. Deferred Tax Assets	9,193.5	16,557.0	3.11	15,692.0	3.10	13,703.4	3.02	8,767.6	2.57
9. Discontinued Operations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Other Assets	11,869.1	21,375.6	4.01	19,424.3	3.84	36,816.9	8.10	19,756.9	5.79
11. Total Assets	295,748.9	532,626.1	100.00	506,223.1	100.00	454,413.0	100.00	341,143.8	100.00
Liabilities and Equity
D. Interest-Bearing Liabilities
1. Customer Deposits - Current	18,093.1	32,584.5	6.12	35,662.7	7.04	28,612.9	6.30	29,420.8	8.62
2. Customer Deposits - Savings	25,095.1	45,194.7	8.49	44,162.3	8.72	37,768.5	8.31	32,813.0	9.62
3. Customer Deposits - Term	51,404.7	92,576.7	17.38	90,496.0	17.88	97,413.8	21.44	35,717.1	10.47
4. Total Customer Deposits	94,592.8	170,355.9	31.98	170,321.0	33.65	163,795.2	36.05	97,950.9	28.71
5. Deposits from Banks	316.2	569.4	0.11	775.0	0.15	711.1	0.16	389.1	0.11
6. Other Deposits and Short-term Borrowings	81,241.2	146,310.6	27.47	130,846.3	25.85	102,432.1	22.54	89,694.0	26.29
7. Total Deposits, Money Market and Short-term Funding	176,150.2	317,235.9	59.56	301,942.3	59.65	266,938.4	58.74	188,034.0	55.12
8. Senior Debt Maturing after 1 Year	11,449.4	20,619.6	3.87	17,237.0	3.41	18,503.8	4.07	13,837.8	4.06
9. Subordinated Borrowing	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Other Funding	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
11. Total Long Term Funding	11,449.4	20,619.6	3.87	17,237.0	3.41	18,503.8	4.07	13,837.8	4.06
12. Derivatives	1,370.8	2,468.7	0.46	531.2	0.10	2,041.9	0.45	951.8	0.28
13. Trading Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
14. Total Funding	188,970.3	340,324.2	63.90	319,710.5	63.16	287,484.1	63.26	202,823.6	59.45
E. Non-Interest Bearing Liabilities
1. Fair Value Portion of Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
2. Credit impairment reserves	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Reserves for Pensions and Other	43,135.8	77,685.0	14.59	75,571.9	14.93	64,587.1	14.21	58,526.3	17.16
4. Current Tax Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
5. Deferred Tax Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
6. Other Deferred Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
7. Discontinued Operations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
8. Insurance Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
9. Other Liabilities	26,193.2	47,172.4	8.86	45,285.3	8.95	48,077.1	10.58	33,462.9	9.81
10. Total Liabilities	258,299.3	465,181.6	87.34	440,567.7	87.03	400,148.3	88.06	294,812.8	86.42
F. Hybrid Capital
1. Pref. Shares and Hybrid Capital accounted for as Debt	3,267.8	5,885.2	1.10	5,776.0	1.14	5,250.2	1.16	3,954.5	1.16
2. Pref. Shares and Hybrid Capital accounted for as Equity	9,803.5	17,655.5	3.31	17,328.0	3.42	14,436.5	3.18	11,863.7	3.48
G. Equity
1. Common Equity	23,736.6	42,748.2	8.03	41,396.4	8.18	34,918.0	7.68	28,887.4	8.47
2. Non-controlling Interest	453.4	816.5	0.15	797.7	0.16	321.5	0.07	155.4	0.05
3. Securities Revaluation Reserves	188.3	339.1	0.06	357.3	0.07	-661.5	-0.15	1,470.0	0.43
4. Foreign Exchange Revaluation Reserves	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
5. Fixed Asset Revaluations and Other Accumulated OCI	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
6. Total Equity	24,378.3	43,903.8	8.24	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
7. Total Liabilities and Equity	295,748.9	532,626.1	100.00	506,223.1	100.00	454,413.0	100.00	341,143.8	100.00
8. Memo: Fitch Core Capital	15,008.1	27,028.7	5.07	24,980.4	4.93	22,138.2	4.87	18,358.6	5.38
9. Memo: Fitch Eligible Capital	21,440.1	38,612.4	7.25	35,686.3	7.05	31,626.0	6.96	26,226.5	7.69

Exchange rate	USD1 = BRL1.80094			USD1 = BRL1.74040		USD1 = BRL2.33620		USD1 = BRL1.77100

Banco Bradesco S.A.	12
June 2010

Banco Bradesco S.A.
Summary Analytics

	31 Mar 2010	31 Dec 2009	31 Dec 2008	31 Dec 2007
	3 Months - 1st Quarter	Year End	Year End	Year End

A. Interest Ratios
1. Interest Income on Loans/ Average Gross Loans	17.94	18.18	20.35	19.69
2. Interest Expense on Customer Deposits/ Average Customer Deposits	13.12	14.04	17.39	15.12
3. Interest Income/ Average Earning Assets	11.73	13.30	15.16	13.89
4. Interest Expense/ Average Interest-bearing Liabilities	7.36	7.52	11.39	7.61
5. Net Interest Income/ Average Earning Assets	6.52	7.50	6.49	8.43
6. Net Int. Inc Less Loan Impairment Charges/ Av. Earning Assets	5.08	4.83	4.57	6.71
7. Net Interest Inc Less Preferred Stock Dividend/ Average Earning Assets	6.52	7.50	6.49	8.43
B. Other Operating Profitability Ratios
1. Non-Interest Income/ Gross Revenues	24.20	23.09	29.88	26.58
2. Non-Interest Expense/ Gross Revenues	54.83	48.56	55.11	51.80
3. Non-Interest Expense/ Average Assets	4.23	4.16	4.43	5.27
4. Pre-impairment Op. Profit/ Average Equity	42.17	55.36	44.50	54.02
5. Pre-impairment Op. Profit/ Average Total Assets	3.51	4.44	3.64	4.92
6. Loans and securities impairment charges/ Pre-impairment Op. Profit	36.73	52.66	45.86	30.96
7. Operating Profit/ Average Equity	26.68	26.20	24.10	37.29
8. Operating Profit/ Average Total Assets	2.22	2.10	1.97	3.39
9. Taxes/ Pre-tax Profit	21.16	33.68	6.35	23.93
10. Pre-Impairment Operating Profit / Risk Weighted Assets	5.46	6.80	4.93	5.02
11. Operating Profit / Risk Weighted Assets	3.45	3.22	2.67	3.47
C. Other Profitability Ratios
1. Net Income/ Average Total Equity	19.89	20.84	23.52	29.06
2. Net Income/ Average Total Assets	1.66	1.67	1.92	2.64
3. Fitch Comprehensive Income/ Average Total Equity	19.89	20.84	23.52	29.06
4. Fitch Comprehensive Income/ Average Total Assets	1.66	1.67	1.92	2.64
5. Net Income/ Av. Total Assets plus Av. Managed Assets	1.65	1.67	1.92	2.64
6. Net Income/ Risk Weighted Assets	2.57	2.56	2.61	2.70
7. Fitch Comprehensive Income/ Risk Weighted Assets	2.57	2.56	2.61	2.70
D. Capitalization
1. Fitch Eligible Capital/ Fitch Adjusted Weighted Risks	11.56	11.38	10.76	8.84
2. Tangible Common Equity/ Tangible Assets	7.14	7.14	6.47	8.00
3. Tangible Common Equity/ Total Business Volume	4.55	4.52	4.30	4.98
4. Tier 1 Regulatory Capital Ratio	14.30	14.80	12.84	10.24
5. Total Regulatory Capital Ratio	16.80	17.80	16.09	16.55
6. Fitch Eligible Capital/ Tier 1 Regulatory Capital	80.74	76.70	83.18	86.34
7. Equity/ Total Assets	8.24	8.41	7.61	8.94
8. Cash Dividends Paid & Declared/ Net Income	35.19	33.82	35.18	35.19
9. Cash Dividend Paid & Declared/ Fitch Comprehensive Income	35.19	33.82	35.18	35.19
10. Net Income - Cash Dividends/ Total Equity	12.69	12.50	14.35	17.04
E. Loan Quality
1. Growth of Total Assets	5.22	11.40	33.20	28.47
2. Growth of Gross Loans	3.73	10.13	32.07	36.47
3. Impaired Loans(NPLs)/ Gross Loans	8.64	9.23	6.61	6.67
4. Reserves for Impaired Loans/ Gross loans	7.99	8.54	5.92	5.96
5. Reserves for Impaired Loans/ Impaired Loans	92.49	92.57	89.54	89.41
6. Impaired Loans less Reserves for Imp Loans/ Equity	2.93	3.08	3.47	3.04
7. Loan Impairment Charges/ Average Gross Loans	3.44	6.17	4.36	4.06
8. Net Charge-offs/ Average Gross Loans	4.44	3.41	2.76	3.08
9. Impaired Loans + Foreclosed Assets/ Gross Loans + Foreclosed Assets	8.64	9.23	6.61	6.67
F. Funding
1. Loans/ Customer Deposits	116.29	112.13	105.88	134.05
2 . Interbank Assets/ Interbank Liabilities	7,588.50	3,534.49	3,717.28	7,609.20

Banco Bradesco S.A.	13
June 2010

Banco Bradesco S.A.
Reference Data

	31 Mar 2010			31 Dec 2009		31 Dec 2008		31 Dec 2007
	3 Months - 1st Quarter	3 Months - 1st Quarter	As % of	Year End	As % of	Year End	As % of	Year End	As % of
	USDm	BRLm	Assets	BRLm	Assets	BRLm	Assets	BRLm	Assets

A. Off-Balance Sheet Items
1. Managed Securitized Assets Reported Off-Balance Sheet	411.9	741.8	0.14	770.2	0.15	0.0	0.00	0.0	0.00
2. Other off-balance sheet exposure to securitizations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Guarantees	19,275.3	34,713.7	6.52	34,667.7	6.85	33,878.8	7.46	24,296.2	7.12
4. Acceptances and documentary credits reported off-balance sheet	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
5. Committed Credit Lines	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
6. Other Contingent Liabilities	143,571.0	258,562.7	48.54	247,700.2	48.93	187,150.1	41.19	177,486.7	52.03
7. Total Business Volume	459,007.1	826,644.3	155.20	789,361.2	155.93	675,441.9	148.64	542,926.7	159.15
8. Memo: Total Weighted Risks	185,518.3	334,107.3	62.73	313,718.6	61.97	293,796.6	64.65	296,736.2	86.98
9. Fitch Adjustments to Weighted Risks.	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Fitch Adjusted Weighted Risks	185,518.3	334,107.3	62.73	313,718.6	61.97	293,796.6	64.65	296,736.2	86.98
B. Average Balance Sheet
Average Loans	108,025.8	194,548.0	36.53	182,206.2	35.99	152,365.2	33.53	113,763.1	33.35
Average Earning Assets	258,985.6	466,417.5	87.57	421,630.5	83.29	345,424.6	76.02	268,681.6	78.76
Average Assets	288,418.6	519,424.6	97.52	480,318.1	94.88	397,778.4	87.54	303,345.5	88.92
Average Managed Assets (OBS)	419.8	756.0	0.14	385.1	0.08	83.4	0.02	0.0	0.00
Average Interest-Bearing Liabilities	183,247.3	330,017.4	61.96	324,992.7	64.20	262,906.2	57.86	192,875.9	56.54
Average Common equity	24,002.9	43,227.7	8.12	38,564.7	7.62	31,810.4	7.00	26,046.0	7.63
Average Equity	24,002.9	43,227.7	8.12	38,564.7	7.62	32,545.4	7.16	27,603.3	8.09
Average Customer Deposits	94,583.1	170,338.5	31.98	167,058.1	33.00	130,873.1	28.80	90,783.0	26.61
C. Maturities
Asset Maturities:
Loans & Advances < 3 months	32,812.8	59,093.9	11.09	54,621.6	10.79	46,628.8	10.26	37,610.6	11.02
Loans & Advances 3 - 12 Months	34,194.5	61,582.3	11.56	52,908.2	10.45	48,591.0	10.69	40,407.0	11.84
Loans and Advances 1 - 5 Years	59,896.7	107,870.3	20.25	77,136.5	15.24	69,968.0	15.40	49,161.0	14.41
Loans & Advances > 5 years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Debt Securities < 3 Months	27,998.7	50,424.0	9.47	48,118.7	9.51	39,869.1	8.77	25,871.5	7.58
Debt Securities 3 - 12 Months	10,234.0	18,430.8	3.46	11,702.7	2.31	11,118.7	2.45	17,056.5	5.00
Debt Securities 1 - 5 Years	47,421.0	85,402.3	16.03	85,438.8	16.88	80,609.9	17.74	71,522.9	20.97
Debt Securities > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Interbank < 3 Months	2,853.1	5,138.3	0.96	5,680.6	1.12	10,694.5	2.35	3,649.6	1.07
Interbank 3 - 12 Months	667.5	1,202.1	0.23	2,201.9	0.43	1,333.3	0.29	1,366.8	0.40
Interbank 1 - 5 Years	501.8	903.7	0.17	1,077.4	0.21	728.8	0.16	590.9	0.17
Interbank > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Liability Maturities:
Retail Deposits < 3 months	9,109.3	16,405.3	3.08	12,480.7	2.47	14,946.0	3.29	8,725.4	2.56
Retail Deposits 3 - 12 Months	5,188.5	9,344.2	1.75	11,434.4	2.26	9,743.3	2.14	4,473.4	1.31
Retail Deposits 1 - 5 Years	37,106.8	66,827.1	12.55	66,580.8	13.15	72,724.5	16.00	22,518.3	6.60
Retail Deposits > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Other Deposits < 3 Months	43,188.1	77,779.2	14.60	79,825.0	15.77	66,381.4	14.61	62,233.8	18.24
Other Deposits 3 - 12 Months	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Other Deposits 1 - 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Other Deposits > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Interbank < 3 Months	154.0	277.3	0.05	628.3	0.12	580.7	0.13	301.1	0.09
Interbank 3 - 12 Months	28.8	51.9	0.01	113.0	0.02	94.0	0.02	63.4	0.02
Interbank 1 - 5 Years	20.3	36.5	0.01	10.7	0.00	231.5	0.05	8.0	0.00
Interbank > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Senior debt Maturing < 1 year	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Senior debt Maturing > 1 year	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total Senior Debt on Balance Sheet	11,449.4	20,619.6	3.87	17,237.0	3.41	18,503.8	4.07	13,837.8	4.06
Fair Value Portion of Senior Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Subordinated Debt maturing < 1 year	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Subordinated Debt maturing > 1 year	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total Subordinated Debt on Balance Sheet	0.0	0.0	0.00	0.0	0.00	19,248.5	4.24	15,850.4	4.65
Fair Value Portion of Subordinated Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
D. Equity Reconciliation
1. Equity	24,378.3	43,903.8	8.24	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
2. Add: Pref. Shares and Hybrid Capital accounted for as Equity	9,803.5	17,655.5	3.31	17,328.0	3.42	14,436.5	3.18	11,863.7	3.48
3. Add: Other Adjustments	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Published Equity	34,181.8	61,559.3	11.56	59,879.4	11.83	49,014.5	10.79	42,376.5	12.42
E. Fitch Eligible Capital Reconciliation
1 .Total Equity as reported (including non-controlling interests)	24,378.3	43,903.8	8.24	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
2. Fair value effect incl in own debt/borrowings at fv on the B/S- CC only	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Non-loss-absorbing non-controlling interests	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Goodwill	1,073.6	1,933.5	0.36	2,198.2	0.43	458.8	0.10	0.0	0.00
5. Other intangibles	1,778.0	3,202.0	0.60	3,317.9	0.66	2,854.0	0.63	2,215.5	0.65
6. Deferred tax assets deduction	654.4	1,178.6	0.22	1,389.4	0.27	2,217.2	0.49	1,268.0	0.37
7. Net asset value of insurance subsidiaries	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
8. Embedded value of insurance business	5,864.2	10,561.0	1.98	10,665.5	2.11	6,909.8	1.52	8,670.7	2.54
9. First loss tranches of off-balance sheet securitizations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Fitch Core Capital	15,008.1	27,028.7	5.07	24,980.4	4.93	22,138.2	4.87	18,358.6	5.38
11. Eligible weighted Hybrid capital	6,432.0	11,583.7	2.17	10,705.9	2.11	9,487.8	2.09	7,867.9	2.31
12. Government held Hybrid Capital	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
13. Fitch Eligible Capital	21,440.1	38,612.4	7.25	35,686.3	7.05	31,626.0	6.96	26,226.5	7.69
14. Eligible Hybrid Capital Limit	6,432.0	11,583.7	2.17	10,705.9	2.11	9,487.8	2.09	7,867.9	2.31

Exchange Rate	USD1 = BRL1.80094			USD1 = BRL1.74040		USD1 = BRL2.33620		USD1 = BRL1.77100

Banco Bradesco S.A.	14
June 2010

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Banco Bradesco S.A.	15
June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.